TransAlta maintains strong operating performance in the first quarter

CALGARY, Alberta (Apr. 26, 2012) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported strong fleet availability, achieving 91.7 per cent in the quarter, compared to 90.3 per cent over the same period last year. However, lower realized prices due to soft market conditions, and higher planned maintenance activities, reduced comparable earnings(1), comparable EBITDA(1,2)  and funds from operations(1,2). Comparable earnings for the first quarter 2012 were $45 million ($0.20 per share) compared to $75 million ($0.34 per share) for the same period in 2011. Comparable EBITDA for the first quarter 2012 was $261 million compared to $287 million in the first quarter of 2011. Funds from operations for the first quarter of 2012 were $189 million compared to $226 million in the first quarter of 2011. The $189 million was impacted by an after tax non-cash inventory charge of $22 million. Net earnings attributable to common shareholders for the quarter were $89 million ($0.40 per share) compared to $204 million ($0.92 per share) in the first quarter of 2011.

Portfolio diversity and strong operating performance offset market impacts
“The diversity and strength of our fleet enabled us to partially offset some of the difficult pricing conditions and higher planned major maintenance we had in the quarter,” said Dawn Farrell, TransAlta President and CEO. “While our financial results were down in the first quarter of 2012 compared to the first quarter of 2011, we still generated strong cash to cover our dividend, support our sustaining capital and have free cash left over for reinvestment.”

Mrs. Farrell went on to say, “The low natural gas price environment is impacting our U.S. assets. We are working hard to ensure our capital programs and arrangements with suppliers adjust to these new realities and we remain steadfast in our efforts to re-contract the Centralia plant.”

At 91.7 per cent, TransAlta’s fleet availability remains on track for 2012 target
“We increased our overall fleet availability even with the planned outage we had at our Keephills 2 unit. The outage was delivered on-time and on-budget and has set this unit up for end of life. With strong execution of our planned outages we remain on track to achieve our fleet availability goal of 89 - 90 per cent for the year.”

“Overall, our coal fleet availability improved quarter over quarter to 89.1 per cent despite the planned major maintenance outage on Keephills 2 and the unplanned outage on Genesee 3. Our renewable fleet also improved availability to 95.9 per cent, while our availability from our gas fleet remained strong at 95.9 per cent.”

(1) Comparable EBITDA, funds from operations, comparable earnings, and comparable earnings per share are not defined under International Financial Reporting Standards ("IFRS"). Presenting these measures from period to period provides supplemental information to help management and shareholders evaluate earnings trends in comparison with prior periods' results. Refer to the Non-IFRS Measures section of the Management's Discussion and Analysis ("MD&A") for further discussion of these items, including, where applicable, reconciliations to net earnings attributable to common shareholders and cash flow from operating activities.

(2) Comparable EBITDA and funds from operations are key supplemental performance measures for TransAlta which provide additional information regarding the company’s ability to cover its capital requirements and dividends as well as strengthen its balance sheet and finance growth.

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Continued growth in Alberta maintains TransAlta’s bench strength in this market
In Alberta, TransAlta is well positioned to meet growing energy needs to support economic growth. In the first quarter of 2012, a 23 Megawatt (MW) uprate on our Keephills 2 unit was completed. By the end of the year TransAlta expects to complete 61 MW of uprates in this market.

Also in the quarter, TransAlta signed an agreement with MPS Canada Inc., a wholly owned subsidiary of Mitsubishi Heavy Industries, Ltd. for two gas turbines. The gas turbines are to be used in the construction of Sundance 7, TransAlta’s 800 MW combined cycle natural gas-fired generation plant.

“This agreement shows our commitment to growing in Alberta and delivering shareholder value while providing long-term low cost power to Albertans,” said Mrs. Farrell.

Highlights - TransAlta first quarter 2012

Financial

•	Funds from operations of $189 million or $0.84 per share

•	Comparable earnings of $45 million or $0.20 per share

•	Net earnings attributable to common shareholders for the quarter of $89 million or $0.40 per share

•	Dividends paid of $0.29 per share to common shareholders

•	Dividend reinvestment participation at approximately 66 per cent resulting in an estimated annualized cash savings of $170 million

Operating

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Coal: Gross margins from TransAlta’s coal fleet declined $29 million quarter over quarter primarily as a result of the Keephills 2 planned outage and unfavourable pricing in both Alberta and the Pacific Northwest

•	Gas: Gross margins from TransAlta’s gas fleet were comparable quarter over quarter as a result of strong availability and reduced gas input costs

•
Renewables: Gross margins increased $3 million quarter over quarter to $88 million due to better wind volumes across Canada, offset by lower hydro margins as a result of lower prices in Alberta and reduced ancillary services

•	Energy Trading: Gross margins improved $2 million quarter over quarter to $17 million

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Major maintenance

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For 2012, TransAlta will execute a heavy major maintenance program. In the quarter the major maintenance outage at Keephills 2 was completed on-time and on-budget. At Keephills 1 the major maintenance outage is underway. Other planned major maintenance outages are on track.

Growth

•	In Quebec, the 68 MW New Richmond wind farm is tracking

Other key initiatives

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Sundance Units 1 and 2 arbitration hearings are underway and a decision is expected in July.  TransAlta remains confident in its position and expects to recover the net book value of the assets although no assurance can be given as to the outcome.

•
Discussions continue with local customers in Washington State for long-term contracts for Centralia.  Depending on the outcome of those discussions, future power prices and discussions with some of our suppliers, it is possible that a material adjustment to the carrying amount of the plant and associated tax asset could arise in 2012.

Subsequent events

Pioneer partners conclude front-end study; will not proceed with CCS demonstration project

Project Pioneer’s industry partners announced today they will not proceed with the joint carbon capture and storage (CCS) project. Project Pioneer was a joint effort by TransAlta, Capital Power, Enbridge, and the federal and provincial governments to demonstrate the commercial-scale viability of CCS technology.

The first step and an essential part of the project was to prove the technical and economic feasibility of CCS through a front end engineering and design (FEED) study before making any major capital commitments.  Following the conclusion of the FEED study, the industry partners determined that although the technology works and capital costs are in-line with expectations, the revenue from carbon sales and the price of emissions reductions are insufficient to allow the project to proceed at this time.

“While we are disappointed that Project Pioneer will not go ahead, we now know the technology works and we still believe there is a future for CCS,” said Mrs. Farrell.

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The following table depicts key financial results and statistical operating data:

In millions, unless otherwise stated	3 months ended March 31, 2012	3 months ended March 31, 2011
Availability (%)	91.7	90.3
Production (GWh)	9,441	10,104
Revenue	$656	$818
Gross margin(1)	$469	$608
Operating income(1)	$172	$359
Net earnings attributable to common shareholders	$89	$204
Comparable earnings(2)	$45	$75
Basic and diluted earnings per common share	$0.40	$0.92
Comparable earnings per share(2)	$0.20	$0.34
Comparable Earnings before interest, taxes, depreciation, and amortization (EBITDA)(2)	$261	$287
Funds from operations(2)	$189	$226
Funds from operations per share(2)	$0.84	$1.02
Cash flow from operations	$183	$168

(1) Gross margin and operating income are Additional IFRS measures. Refer to the Additional IFRS measures section of the MD&A.

(2) Comparable earnings, comparable earnings per share, comparable EBITDA, funds from operations, and funds from operations per share are not defined under IFRS. Refer to the Non-IFRS financial measures section of the MD&A for an explanation and, where applicable, reconciliations to net earnings attributable to common shareholders and cash flow from operating activities.

The complete first quarter report for 2012, including MD&A and unaudited interim financial statements, is available on the Investors section of our website: www.transalta.com.

Conference call

TransAlta will hold a conference call and web cast at 1 p.m. MT (3 p.m. ET) today to discuss results.  The call will begin with a short address by Dawn Farrell, President and CEO, and Brett Gellner, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jess Nieukerk" as moderator.

Dial-in numbers:
Toll-free North American participants – 1-800-319-4610
Outside of Canada & USA call – 1-604-638-5340

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1- 604-638-9010 with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

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TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, a different outcome to the Sundance Unit 1 an 2 arbitration than expected, our inability to complete the uprate as expected, pricing in the market place, our inability to enter into long term contracts due to prevailing market conditions, legislative or regulatory developments, competition, global capital markets activity, changes in interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media & Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1 800-387-3598 Email: investor_relations@transalta.com